                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           BA MERCHANT SERVICES, INC.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   055239-10-7
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                                 (CUSIP Number)

                            James W. Kiser, Secretary
             Bank of America National Trust and Savings Association
                        555 California Street, 6th Floor
                         San Francisco, California 94104
                                 (415) 622-2091
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

    Paul J. Polking                            Rodney R. Peck
    General Counsel                            Pillsbury Madison & Sutro LLP
    BankAmerica Corporation                    P.O. Box 7880
    100 North Tryon Street                     San Francisco, CA 94120
    Charlotte, North Carolina 28255            (415) 983-1000
    (704) 386-5000
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                                 April 28, 1999
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               (Date of Event which Requires Filing of Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))


                               Page 1 of 8 Pages

CUSIP No. 055239-10-7
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   1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS: BankAmerica Corporation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)                                                    (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  WC, OO

--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware

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                      7   SOLE VOTING POWER
                          0 (see Item 4)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          32,400,000 (see Item 4)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0 (see Item 4)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          32,400,000 (see Item 4)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                              32,400,000 (see Item 4)
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                             [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                                                 100%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         HC, CO

--------------------------------------------------------------------------------

                                Page 2 of 8 Pages

CUSIP No. 055239-10-7
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   1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS: Bank of America National Trust and Savings Association
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)                                                    (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  WC, OO

--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION    United States of America

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0 (see Item 4)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          32,400,000 (see Item 4)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0 (see Item 4)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          32,400,000 (see Item 4)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                              32,400,000 (see Item 4)
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS)                            [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                                                 100%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             BK

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                                Page 3 of 8 Pages

        This Amendment No. 2 to Schedule 13D is being filed jointly by Bank of America National Trust and Savings Association and BankAmerica Corporation, under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended.

                         Amendment No. 2 to Schedule 13D
                         -------------------------------

        The Reporting Persons, Bank of America National Trust and Savings Association ("Bank of America") and BankAmerica Corporation ("BankAmerica"), hereby amend and supplement the Schedule 13D filed on October 30, 1998 (the "Original Statement") and Amendment No. 1 thereto filed on December 23, 1998 ("Amendment No. 1", and together with the Original Statement, the "Amended Statement") with regard to BA Merchant Services, Inc. (the "Issuer") for the purpose of amending Items 4 and 5 of the Amended Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

        Item 4 of the Original Statement is hereby amended and restated in its entirety to read as follows:

        On December 22, 1998, BankAmerica and the Issuer announced the signing of a definitive merger agreement, pursuant to which a merger involving the Issuer would occur (the "Merger") in which each outstanding share of the Issuer's common stock other than the shares owned by BankAmerica and its affiliates would be converted into the right to receive a cash payment equal to $20.50 per share, without interest.

        The Merger was approved by the Board of Directors of BankAmerica and a merger subsidiary thereof and by the Board of Directors of the Issuer. The Board of Directors of the Issuer took such action in accordance with the recommendation of a Special Committee of such Board, which consisted of Messrs. Donald R. Dixon, William E. Fisher and Hatim Tyabji, members of the Board of Directors of the Issuer who are independent of BankAmerica and its affiliates (the "Special Committee"). The Special Committee was established to review and evaluate the advisability of a previous proposal made by BankAmerica on October 22, 1998 and was advised by an independent financial advisor, Credit Suisse First Boston Corporation, and independent legal counsel.

        On April 28, 1999, at a special meeting of the stockholders of the Issuer, the Merger was approved by the affirmative vote of a majority of the outstanding shares of the Class A Common Stock and Class B Common Stock, voting as a single class. Consummation of the Merger occurred effective as of 5:01 p.m. (Pacific Time) on April 28, 1999. See Item 5. As a result of the consummation of the Merger, the Issuer has become a wholly owned subsidiary of Bank of America.

        Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

        Prior to the consummation of the Merger, Bank of America was the record owner of 32,400,000 shares of the Issuer's Class B Common Stock, which represented 100% of the Class B Common Stock outstanding at March 26, 1999. Shares of Class B Common Stock were convertible into an equal number of shares of Class A Common Stock upon the occurrence of certain events, as


                               Page 4 of 8 Pages
described in the Issuer's Certificate of Incorporation. Thus, Bank of America may have been deemed for reporting purposes to beneficially own 32,400,000 shares of Class A Common Stock of the Issuer. Prior to the consummation of the Merger, Bank of America's ownership of Class B Common Stock represented approximately 66.6% of the outstanding Class A and Class B Common Stock of the Issuer and approximately 95.2% of the combined voting power of the two classes of common stock. For reporting purposes, BankAmerica may have been deemed the beneficial owner of the shares owned by Bank of America.

        Upon the consummation of the Merger, each outstanding share of the Issuer's common stock, other than the shares owned by BankAmerica and its affiliates, was converted into the right to receive a cash payment equal to $20.50, without interest, and the shares owned by BankAmerica and its affiliates were converted into 100 shares of common stock of the surviving corporation, which constitutes all of the issued and outstanding shares of such corporation. As a result of the Merger, the Issuer's Class A Common Stock will cease to be quoted on the New York Stock Exchange and the Issuer will no longer be required to file periodic reports with the Commission. On April 28, 1999, the Issuer and BankAmerica issued a press release announcing the consummation of the Merger. A copy of such press release is set forth in Exhibit 99.1 and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1: Press Release dated April 28, 1999.


                               Page 5 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  April 28, 1999.
                                      BANKAMERICA CORPORATION




                                    By    /s/ Barry L. Pyle
                                      ----------------------------
                                             Barry L. Pyle
                                        Executive Vice President



                                    BANK OF AMERICA NATIONAL TRUST AND
                                    SAVINGS ASSOCIATION




                                    By    /s/ Barry L. Pyle
                                      ----------------------------
                                             Barry L. Pyle
                                        Executive Vice President



                               Page 6 of 8 Pages